    SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

November 28, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... X ......     Form 40-F......

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes......        No ...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2003

                                                                                                                                                            Microcell Telecommunications Inc.

                                                                                                            By:

                                                              /s/ Jocelyn Cote
            _______________________________________
                                                                   Jocelyn Cote
      Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

November 19, 2003

  Press Release

Microcell Telecommunications Inc.'s subsidiary, Inukshuk Internet Inc. ("Inukshuk"), issued a press release with respect to a material change on November 19, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On November 19, 2003, Inukshuk announced, with Allstream Inc. and NR Communications, LLC, the creation of a new venture which will build a Multipoint Communications System (MCS) network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology.

  Full Description of Material Change

On November 19, 2003, Inukshuk announced, with Allstream Inc. and NR Communications, LLC, the creation of a new venture which will build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party will own one-third of the new company, which will operate as an independent entity.

The parties will contribute a combination of cash, assets and services to the venture, representing a total value of CDN $135 million. Contributions to the venture will be made in two phases. During the first phase, which started on November 19, 2003, Allstream will inject CDN$5 million; NR Communications will contribute the equivalent of CDN $5 million in network equipment; and Inukshuk will contribute the use of 60 MHz of its MCS licensed spectrum. This phase will allow parties to validate technological and commercial acceptance and to develop the detailed business plan.

In the second phase, which subject to certain conditions and which is planned for mid-2004, Allstream will invest up to an additional CDN$10 million in cash and $30 million in services (national IP network, local access facilities and other network elements); NR Communications will provide CDN$40 million of network equipment; and Inukshuk will contribute 60 MHz of its MCS licensed spectrum to the venture.

The initial network roll out will begin shortly, with the first commercial service launches planned for early 2004. Broader deployment of the venture's network will be undertaken following an evaluation at the end of the initial roll out period. The new company will offer broadband wireless access services that integrate high speed Internet, Voice over Internet Protocol (VoIP) and local networking services, with consumer-friendly pricing. A unique feature will be self-installed equipment that allows for portability within the coverage area, whereby customers can have access to their services across the broadband wireless access network. This portability feature will offer a significant advantage to customers as opposed to fixed services that limit use to a single location.

The beneficiaries of these new services will be Canadian consumers, SOHO (Small Office Home Office) customers and small businesses. In addition, the services provided will meet the teleworking needs of enterprise customers, small branch locations and campus environments. The venture will initially operate as a wholesaler, offering services through other service providers, including Microcell Solutions Inc., who will sell it under its Fido brand name, and Allstream. In many cases, the new company will provide competition and a choice of services to Canadians in outlying and underserved markets.

Certain aspects of the venture are subject to Government approval.

  Reliance on Section 75(3)

Not applicable.

  Omitted Information

Not applicable

  Senior Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 28th day of November, 2003 at Montreal, Quebec.

(Signed) Jocelyn Cote
__________________________________________
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report
dated November 19, 2003

News Release

Allstream, Inukshuk Internet and NR Communications to Launch New Venture

New Venture to Offer Next Generation Integrated Broadband Wireless
and IP-Based Voice Services in Selected Markets Across Canada

There will be a teleconference call at 10:30 a.m. Eastern Time today to discuss the launch of this new venture. Those wishing to participate should call 1-416-640-1907 in the Greater Toronto Area, or 1-800-814-4857 for elsewhere in Canada and the U.S. Please call ten minutes prior to the start time. Rebroadcasts of the call will be available after the teleconference concludes by calling 1-416-640-1917 in the Greater Toronto Area, Passcode: 21026005#; or 1-877-289-8525, Passcode: 21026005# elsewhere in Canada and the U.S.

TORONTO, ON and MONTREAL, PQ - November 19, 2003 - Allstream Inc., Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC today announced the creation of a new venture which will build a Multipoint Communications System (MCS) network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party will own one-third of the new company, which will operate as an independent entity.

The parties will contribute a combination of cash, assets and services to the venture, representing a total value of CDN $135 million. Contributions to the venture will be made in two phases. During the first phase, which starts today, Allstream will inject CDN$5 million; NR Communications will contribute the equivalent of CDN $5 million in network equipment, and Inukshuk will contribute the use of 60 MHz of its MCS licensed spectrum. This phase will allow parties to validate technological and commercial acceptance and to develop the detailed business plan.

In the second phase, which is planned for mid-2004, Allstream will invest up to an additional
CDN$10 million in cash and $30 million in services (national IP network, local access facilities and other network elements); NR Communications will provide CDN$40 million of network equipment; and Inukshuk will contribute 60 MHz of its MCS licensed spectrum to the venture.

The initial network roll out will begin shortly, with the first commercial service launches planned for early 2004. Broader deployment of the venture's network will be undertaken following an evaluation at the end of the initial roll out period. The new company will offer broadband wireless access services that integrate high speed Internet, Voice over Internet Protocol (VoIP) and local networking services, with consumer-friendly pricing. A unique feature will be self-installed equipment that allows for portability within the coverage area, whereby customers can have access to their services across the broadband wireless access network. This portability feature will offer a significant advantage to customers as opposed to fixed services that limit use to a single location.

The beneficiaries of these attractive new services will be Canadian consumers, SOHO (Small Office Home Office) customers and small businesses. In addition, the services provided will meet the teleworking needs of enterprise customers, small branch locations and campus environments. The venture will initially operate as a wholesaler, offering services through other service providers, including Microcell, who will sell it under its Fido brand name, and Allstream. In many cases, the new company will provide competition and a choice of services to Canadians in outlying and underserved markets.

"This venture is very exciting and is part of Allstream's strategy to utilize disruptive technologies, as we continually look for new ways to serve our customers better and expand our addressable markets," said John McLennan, Vice Chairman and Chief Executive Officer, Allstream. "Combining our capabilities and strengths with those of Inukshuk, Microcell and NR Communications, we can provide a truly integrated IP-enabled offering with Internet, LAN and voice capabilities in a capital efficient manner. We believe the new venture will succeed in offering broadband wireless services to an important but underserved segment of the telecom market."

"This new venture represents a powerful combination of expertise, assets and market reach that opens up a new breed of compelling and innovative telecommunications services to Canadians," said Andre Tremblay, President and Chief Executive Officer, Microcell Telecommunications. "This agreement also constitutes a leap forward in the implementation of Microcell's vision for Inukshuk, and brings with it a host of new opportunities by merging the latest generation of broadband wireless technology with our existing Fido Service offering."

"By creating this arrangement with Allstream and Inukshuk, we now have the infrastructure and opportunity to deploy a proven broadband wireless technology across Canada," said Nick Kauser, Chief Executive Officer, NR Communications, LLC. "The breadth and capabilities of these companies provide immediate rollout benefits which will greatly enhance the prospects of a successful initiative. We've been examining broadband wireless technology for a number of years and we believe this venture will provide a compelling and winning customer proposition."

Certain aspects of the venture are subject to Government approval.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido brand name. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network and provide Internet access to residential, Small Office Home Office, and small and medium enterprise customers across the country. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan. For more information, visit www.inukshuk.ca, www.microcell.ca and www.fido.ca.

Fido is a registered trademark of Microcell Solutions Inc.

Note to Microcell Investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

About NR Communications

NR Communications, LLC is a private company that makes financial investments in telecommunications ventures and is proactively seeking investment opportunities in selected sectors that it believes are driving the evolution of the communications industry.